FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.......................0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* Morgan Stanley	2. Issuer Name and Ticker or Trading Symbol Marvel Enterprises Inc. (MVL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) 1585 Broadway	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 11/18/2002
(Street) New York, New York 10036				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/18/2002		J(1)		4,814,038 (1)	A (1)	(1)	6,314,238	I	(2)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5		6. Date Exer- cisable and Expiration Date (Month/Day Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
8% Cumulative Convertible Exchangeable Preferred Stock	(1)	11/18/2002		J(1)			3,463,337 (1)	Immed.		Common Stock	3,598,407 (3)	(1)	0	1	(2)

Explanation of Responses:

 See Attachment

/s/ Robert G. Koppenol		11/20/02

** Signature of Reporting Person		Date
Name:	Robert G. Koppenol
Title:	Executive Director, Morgan Stanley & Co. Incorporated
MORGAN STANLEY

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

Name:	Morgan Stanley & Co. Incorporated
Address:	1585 Broadway New York, NY 10036
Designated Filer:	Morgan Stanley
Issuer and Ticker Symbol:	Marvel Enterprises Inc. (MVL)
Statement for Month/Day/Year:	11/18/02

By: /s/ Robert G. Koppenol		Date: 11/20/02
**Signature of Reporting Person
Name:	Robert G. Koppenol
Title:	Executive Director, Morgan Stanley & Co. Incorporated MORGAN STANLEY & CO. INCORPORATED

Attachment

(1)	On November 18, 2002, the Issuer consummated an exchange offer (the “Exchange Offer”) for its outstanding shares of 8% Cumulative Convertible Exchangeable Preferred Stock (the “Preferred Stock”), pursuant to which the Reporting Person received 4,814,038 shares of Common Stock in exchange for the Reporting Person’s 3,463,337 shares of Preferred Stock. The Issuer offered an exchange ratio of 1.39 shares of Common Stock for each share of Preferred Stock tendered in the Exchange Offer.
(2)	The securities are directly owned by Morgan Stanley & Co. Incorporated, a wholly owned subsidiary of Morgan Stanley.
(3)	Absent the Exchange Offer, each share of Preferred Stock is convertible into 1.039 shares of Common Stock.